Exhibit (a)(1)(R)

EMAIL TO CERTAIN ELIGIBLE EMPLOYEES

From: Infinite Equity
To: Certain Eligible Employees
Date: November 7, 2022
Re: Sonder Option Repricing Program Reminder

Sonder’s Stock Option Repricing Program (the “Offer”) currently is still open. Please note that the Offer will expire at 9:00 p.m., Pacific Time, on November 15, 2022, unless we extend the Offer. The Offer deadline will be strictly enforced, so we encourage you to give yourself adequate time to make your election if you wish to participate.

According to our records, you have not yet submitted an election for your eligible options. Participation in the Offer is completely voluntary; however, if you would like to participate in the Offer, we must receive your election electronically via Sonder’s Offer website at www.myoptionexchange.com no later than 9:00 p.m., Pacific Time, on November 15, 2022 (unless Sonder extends the Offer).

Only elections that are properly completed on or before the expiration date via the Offer website at www.myoptionexchange.com will be accepted. If you have any questions, please direct them by email to stockadmin@sonder.com.

This notice does not constitute the Offer. The full terms of the Offer are described in (1) the Offer to Reprice Certain Outstanding Stock Options for Repriced Stock Options; (2) the launch email announcing the Offer; and (3) the election terms and conditions attached to the launch email, together with its associated instructions. You may access these documents through the U.S. Securities and Exchange Commission’s website at www.sec.gov, on Sonder’s Offer website at www.myoptionexchange.com, or by reaching out to stockadmin@sonder.com.